UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number	CUSIP Number
001-33503	81662W 10 8

(Check One):   [  ]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [X]Form 10-Q  [  ]Form 10-D  [  ]Form N-SAR
[  ]Form N-CSR
       For Period Ended:  September 30, 2009
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	SemGroup Energy Partners, L.P.
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	Two Warren Place 6120 South Yale Avenue, Suite 500
City, State and Zip Code:	Tulsa, Oklahoma 74136

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SemGroup Energy Partners, L.P. (the “Partnership”) was unable to file, without unreasonable effort and expense, its Form 10-Q for the quarter ended September 30, 2009 (the “Form 10-Q”) by the November 9, 2009 due date.

On November 5, 2009, the Partnership was notified by Manchester Securities Corp. (“Manchester”), which controls the Partnership’s general partner, that Manchester is requesting reimbursement of certain expenses of approximately $1.3 million that it states were incurred for the benefit of the Partnership and as such are reimbursable under the provisions of the partnership agreement of the Partnership.  The Partnership is unable to determine fully at this time and is continuing to evalutate what impact such reimbursement request will have on its financial statements for the period ended September 30, 2009.  The Partnership expects that the Form 10-Q will be filed within the period specified by Rule 12b-25(b)(ii).

Due to the events related to the bankruptcy filings of SemGroup, L.P. (the “Private Company”), including decreased revenues in the Partnership’s crude oil gathering and transportation and asphalt services segments, increased general and administrative expenses related to legal and financial advisors as well as other related costs, and uncertainties related to securities and other litigation, the Partnership continues to face uncertainties with respect to its ability to comply with covenants under its credit facility as discussed in the Partnership’s annual report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on July 2, 2009. These factors raise substantial doubt about the Partnership’s ability to continue as a going concern.

Part IV – Other Information

(1)           Name and telephone number of person to contact in regard to this notification.

Alex G. Stallings	(918)	237-4007
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes       [   ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In February 2008, the Partnership purchased land, receiving infrastructure, machinery, pumps and piping and 46 liquid asphalt cement and residual fuel oil terminalling and storage facilities from Private Company.  In connection with this acquisition, the Partnership (i) entered into a Terminalling and Storage Agreement (the “Terminalling Agreement”) with the Private Company and certain of its subsidiaries under which the Partnership provided liquid asphalt cement terminalling and storage and throughput services to the Private Company and the Private Company agreed to use the Partnership’s services at certain minimum levels and (ii) entered into the Amended and Restated Omnibus Agreement (the “Amended Omnibus Agreement”) with the Private Company under which the Partnership reimbursed the Private Company for the provision of various general and administrative services for the Partnership’s benefit.  In connection with the settlement of certain matters between the Partnership and the Private Company (the “Settlement”), the Partnership agreed to waive fees owed it by the Private Company pursuant to the Terminalling Agreement and the Private Company agreed to waive fees owed it by the Partnership pursuant to the Amended Omnibus Agreement.

In addition, during 2008 the Partnership made two additional acquisitions from the Private Company.  On May 12, 2008, the Partnership purchased the Eagle North Pipeline System, a 130-mile, 8-inch pipeline that originates in Ardmore, Oklahoma and terminates in Drumright, Oklahoma.  On May 30, 2008, the Partnership purchased eight recently constructed crude oil storage tanks located at the Cushing Interchange and the Private Company assigned a take-or-pay, fee-based agreement to the Partnership that commits substantially all of the 2.0 million barrels of new storage to a third-party customer through August 2010.  The Partnership expects that these acquisitions will result in increased costs and potentially increased revenues during the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008.

Prior to an order relating to the settlement of certain matters between the Partnership and the Private Company issued by the Private Company’s Bankruptcy Court on September 9, 2008 (the “Order”) and the Settlement, the Private Company was obligated to pay the Partnership minimum monthly fees totaling $76.1 million annually and $58.9 million annually in respect of the minimum commitments under the Throughput Agreement with the Private Company (the “Throughput Agreement”) and the Terminalling Agreement, respectively, regardless of whether such services were actually utilized by the Private Company.  The Order required the Private Company to make certain payments under the Throughput Agreement and Terminalling Agreement during a portion of the third and fourth quarters of 2008, including the contractual minimum payments under the Terminalling Agreement.  In connection with the Settlement, the Partnership waived the fees due under the Terminalling Agreement during March 2009.  In addition, the Private Company rejected the Throughput Agreement and the Terminalling Agreement and the Partnership and the Private Company entered into a new Throughput Agreement (the “New Throughput Agreement”) and a new Terminalling and Storage Agreement (the “New Terminalling Agreement”).  Revenues from services provided to the Private Company under the New Throughput Agreement and New Terminalling Agreement are substantially less than prior revenues from services provided to the Private Company as the new agreements are based upon actual volumes gathered, transported, terminalled and stored instead of certain minimum volumes and are at reduced rates when compared to the Throughput Agreement and Terminalling Agreement.  Also in connection with the Settlement, the Private Company transferred certain asphalt assets to the Partnership that were connected to the Partnership’s existing asphalt assets.  The transfer of the Private Company’s asphalt assets in connection with the Settlement provides the Partnership with outbound logistics for the Partnership’s existing asphalt assets and, therefore, allows the Partnership to provide asphalt services for third parties.

The Partnership has been pursuing opportunities to provide crude oil terminalling and storage services, crude oil gathering and transportation services and asphalt services to third parties.  As a result of new crude oil third-party storage contracts, the Partnership increased its third-party crude oil terminalling and storage revenue from approximately $1.0 million, or approximately 10% of total crude oil terminalling and storage revenue during the second quarter of 2008, to approximately $10.2 million, $10.3 million and $10.3 million, or approximately 88%, 96% and 94% of total crude oil terminalling and storage revenue for the first, second and third quarters of 2009, respectively.

In addition, as a result of new third-party crude oil transportation contracts and reduced commitments of usage by the Private Company under the Throughput Agreement and New Throughput Agreement, the Partnership increased its third-party gathering and transportation revenue from approximately $5.0 million, or approximately 21% of total gathering and transportation revenue during the second quarter of 2008, to approximately $13.9 million, $14.2 million and $13.3 million, or approximately 93%, 98% and 98% of total crude oil gathering and transportation revenue for the first, second and third quarters of 2009, respectively.

The significant majority of the increase in third party revenues results from an increase in third-party crude oil services provided and a corresponding decrease in the Private Company’s crude oil services provided due to the termination of the monthly contract minimum revenues under the Throughput Agreement in September 2008 and reduced revenues under the New Throughput Agreement.  Average rates for the new third-party crude oil terminalling and storage and transportation and gathering contracts are comparable with those previously received from the Private Company.  However, the volumes being terminalled, stored, transported and gathered have decreased as compared to periods prior to the bankruptcy filings of the Private Company, which has negatively impacted total revenues.  As an example, third quarter 2009 total revenues are approximately $11.9 million (or approximately 24%) less than second quarter 2008 total revenues, in each case excluding fuel reimbursement revenues related to fuel and power consumed to operate the Partnership’s liquid asphalt cement storage tanks.

In addition, the Partnership has entered into leases and storage agreements with third party customers relating to 45 of its 46 asphalt facilities.  The majority of these leases and storage agreements with third parties extend through December 31, 2011.  The Partnership operates the asphalt facilities pursuant to the storage agreements while the Partnership’s contract counterparties operate the asphalt facilities that are subject to the lease agreements.  The revenues the Partnership receives pursuant to these leases and storage agreements are less than the revenues received under the Terminalling Agreement with the Private Company.  The Partnership expects annual revenues from these leases and storage agreements to be approximately $40 million.

Events related to the bankruptcy filings of the Private Company, the securities litigation and governmental investigations, and the Partnership’s efforts to enter into storage contracts with third party customers and pursue strategic opportunities have resulted in increased expenses beginning in the third quarter of 2008 due to the costs related to legal and financial advisors as well as other related costs.  General and administrative expenses (exclusive of non-cash compensation expense related to the vesting of the units under the SemGroup Energy Partners G. P., L.L.C. Long-Term Incentive Plan) increased by approximately $3.5 million, or approximately 152%, to approximately $5.8 million for the third quarter of 2009, compared to $2.3 million in the second quarter of 2008.  The Partnership expects this increased level of general and administrative expenses to continue for the remainder of 2009 and into 2010.

During the nine months ended September 30, 2009, the weighted average interest rate incurred by the Partnership was 9.3%.  After giving effect to the Consent, Waiver and Amendment to Credit Agreement (the “Credit Agreement Amendment”), dated as of April 7, 2009,, amounts outstanding under the Partnership’s credit facility bear interest at either the LIBOR rate plus 6.5% per annum, with a LIBOR floor of 3.0%, or the federal funds rate plus 0.5% (the “Base rate”) plus 5.5% per annum, with a Base rate floor of 4.0% per annum.  The Partnership pays a fee of 1.5% per annum on unused commitments under its revolving credit facility.  After giving effect to the Credit Agreement Amendment, interest on amounts outstanding under the Partnership’s credit facility must be paid monthly.  The Partnership’s credit facility, as amended by the Credit Agreement Amendment, requires the Partnership to pay additional interest on October 6, 2009, April 6, 2010, October 6, 2010 and April 6, 2011, equal to the product of (i) the sum of the total amount of term loans then outstanding plus the aggregate commitments under the revolving credit facility and (ii) 0.5%, 0.5%, 1.0% and 1.0%, respectively.  In October 2009, the Partnership paid additional interest of $2.3 million.  Due to the Credit Agreement Amendment, the interest expense the Partnership incurs in 2009 will be substantially greater than the interest expense it incurred in 2008.

SIGNATURE

SemGroup Energy Partners, L.P. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SEMGROUP ENERGY PARTNERS, L.P.

By:  SemGroup Energy Partners G.P., L.L.C.
        its General Partner

Date:  November 10, 2009                                                            By:  /s/ Alex G. Stallings
Alex G. Stallings
Chief Financial Officer